Exhibit 99.1

Baozun Announces Pricing of Convertible Senior Notes

SHANGHAI, CHINA, April 5, 2019 — Baozun Inc. (NASDAQ: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced the pricing on April 4, 2019 of its previous announced offering (the “Notes Offering”) of US$225 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”). The Company granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$50 million in principal amount of the Notes. The Company estimates that the net proceeds from the Notes Offering will be approximately US$219.8 million (or US$269.0 million if the initial purchasers exercise their option to purchase additional notes in full).  The Company plans to use the net proceeds from the Notes Offering for working capital and other general corporate purposes, including repayment of outstanding indebtedness and potential future acquisitions.

The Notes will bear interest at a rate of 1.625% per year, payable on May 1 and November 1 of each year, beginning on November 1, 2019. The Notes will mature on May 1, 2024, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Notes will be convertible at the option of the holders into the Company’s American Depositary Shares (“ADSs”), each currently representing three Class A ordinary shares of the Company, par value US$0.0001 per share, based on an initial conversion rate of 19.2308 ADSs per US$1,000 principal amount of Notes (representing a conversion premium of approximately 30% to the Initial Borrowed ADS Price, as defined below). The conversion rate is subject to adjustment in certain circumstances. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on May 1, 2022, or in the event of certain fundamental changes.

Concurrently with the Notes Offering, the Company has entered into ADS lending agreements with affiliates of the initial purchasers in the Notes Offering (such affiliates being the “ADS Borrowers”), pursuant to which the Company will lend up to 4,230,776 ADSs (the “borrowed ADSs”) to the ADS Borrowers. 2,250,000 ADSs (the “Initial Borrowed ADSs”) are being initially offered at US$40.00 per ADS (the “Initial Borrowed ADS Price”) pursuant to a separate prospectus supplement and an accompanying base prospectus. The ADS Borrowers may offer additional borrowed ADSs for sale on a delayed basis following the Notes Offering at market prices prevailing at the time of sale or at negotiated prices.  The registered ADS borrow facility is intended to facilitate privately negotiated transactions or short sales by which some investors may hedge their investment in the Notes,  and could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time

The offering of the Initial Borrowed ADSs is conditioned on the closing of the Notes Offering. If the Notes Offering is not consummated, the offering of the borrowed ADSs will terminate and all borrowed ADSs (or ADSs fungible with borrowed ADSs) must be returned to the Company.

The Company will not receive any proceeds from the offering of the borrowed ADSs. The borrowed ADSs will not be considered outstanding for purposes of computing and reporting the Company’s earnings per ADS under current U.S. GAAP rules.

The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs issuable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Among other things, whether the Notes Offering will be completed as well as the Company’s strategic and operational plans are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company’s integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com